UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

November 4, 2021

(Date of Report (Date of earliest event reported))

Zenlabs Holdings, Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	000000000
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

7745 Arjons Drive

San Diego, California, USA 92126

(Address of principal executive offices)

(619) 763-4901

(Registrant’s telephone number, including area code)

Units consisting of one (1) subordinate share and one (1) warrant to purchase an additional subordinate share at a price of $3.00 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On November 4, 2021, Kelly Stopher resigned as the Chief Financial Officer (“CFO”) of Zenlabs Holdings, Inc. (the “Company”) and Zenleaf LLC (“Zenleaf”). On November 4, 2021, the Company’s board of directors and Zenleaf’s manager appointed Michael Boshart as the interim CFO for the Company and Zenleaf, respectively, until a permanent replacement can be identified.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zenlabs Holdings, Inc.

By:	/s/ Michael Boshart
Name:	Michael Boshart
Title:	Chief Executive Officer

Date: November 10, 2021